UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                           Nalco Holding Company
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock (Par Value $0.01 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                62985Q 10 1
-------------------------------------------------------------------------------
                               (CUSIP Number)


         Robert C. Schwenkel, Esq.               Ben I. Adler, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP    Goldman, Sachs & Co.
             One New York Plaza                  One New York Plaza
             New York, NY 10004                  New York, NY 10004
               (212) 859-8000                      (212) 902-1000


-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                             November 16, 2004
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                              Page 2 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Goldman Sachs Group, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      22,121,305 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        22,121,305 (SEE ITEMS 4 AND 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  22,121,305 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.6%

14        TYPE OF REPORTING PERSON

                  HC-CO

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                              Page 3 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |X|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      22,121,305 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        22,121,305 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  22,121,305 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.6%

14        TYPE OF REPORTING PERSON

                  BD-PN-IA

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                              Page 4 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Advisors 2000, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      16,823,637 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        16,823,637 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,823,637 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.9%

14        TYPE OF REPORTING PERSON

                  OO

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                              Page 5 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs & Co. oHG

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      515,578 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        515,578 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  515,578 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                              Page 6 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs Management GP GmbH

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      515,578 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        515,578 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  515,578 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4%

14        TYPE OF REPORTING PERSON

                  CO

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                              Page 7 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Employee Funds 2000 GP, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      4,782,090 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        4,782,090 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,782,090 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.4%

14        TYPE OF REPORTING PERSON

                  OO

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                              Page 8 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      12,335,073 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        12,335,073 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,335,073 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.7%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                              Page 9 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 Offshore, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      4,482,091 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        4,482,091 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,482,091 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.2%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                             Page 10 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 GmbH & Co. Beteiligungs KG

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      515,578 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        515,578 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  515,578 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                             Page 11 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 Employee Fund, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      3,919,212 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        3,919,212 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,919,212 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.8%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                             Page 12 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman Sachs Direct Investment Fund 2000, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      862,878 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        862,878 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  862,878 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 62985Q 10 1                                             Page 13 of 40

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NH Acquisition LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |X|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      6,473 (SEE ITEMS 4 AND 5)

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        6,473 (SEE ITEMS 4 AND 5)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,473 (SEE ITEMS 4 AND 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |X|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%

14        TYPE OF REPORTING PERSON

                  OO

ITEM 1.        SECURITY AND ISSUER.
               -------------------

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nalco Holding Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1601 West Diehl Road, Naperville, Illinois 60563.

ITEM 2.        IDENTITY AND BACKGROUND.
               -----------------------

     This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct") and NH Acquisition LLC ("NH" and, together with GS Capital, GS Offshore, GS Germany, GS Employee and GS Direct, the "Purchasers"), (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons").1

     GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Advisors and GS Employee 2000 and the investment manager for GS Capital, GS Offshore, GS Germany, GS Employee and GS Direct. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital and GS Offshore and is the sole manager of NH. GS oHG, a German partnership, is the sole stockholder of GS GmbH. GS GmbH, a German corporation, is the sole managing partner of GS Germany. GS Employee 2000, a Delaware limited liability company, is the sole general partner of GS Employee and GS Direct. Each of GS Capital, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, GS Germany, a German limited partnership, GS Employee, a Delaware limited partnership and GS Direct, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. NH was formed for the principal purpose of acquiring, holding, protecting and disposing of interests in Nalco Investment Holdings LLC (the predecessor of Nalco LLC) and proceeds and distributions therefrom. The principal business address of each Filing Person (other than GS oHG, GS GmbH,

--------------------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

GS Offshore and GS Germany) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany, GS GmbH and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

     The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors, GS Capital, GS Offshore, GS Germany, GS Employee and GS Direct on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, the sole managing general partner of GS oHG, are set forth in Schedule II-B-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of the GS GmbH are set forth in Schedule II-B-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Employee 2000 are set forth in Schedule II-C hereto and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The Filing Persons have entered into a Joint Filing Agreement, dated as of November 24, 2004, a copy of which is attached hereto as Exhibit 1.

ITEM 3         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               -------------------------------------------------

     In November 2003, the Purchasers, along with funds controlled by affiliates of Apollo Management, L.P. ("Apollo") and funds controlled by affiliates of The Blackstone Group L.P. ("Blackstone" and together with the Purchasers and Apollo, the "Sponsors"), acquired membership interests in Nalco Investment Holdings, LLC, in exchange for contributions of $253.7 million, $369.1 million and $369.1 million, respectively, which, together with borrowings under a new credit facility and proceeds from an offering of senior notes and senior subordinated notes, were used to acquire Nalco Company, now a subsidiary of the Issuer. Following this acquisition, the Sponsors engaged in a series of transactions that ultimately resulted in the exchange of 100% of the membership interests in Nalco Investment Holdings LLC for membership interests in Nalco LLC.

     The Purchasers' cash contribution of $253.7 million was funded by capital contributions from the partners of the Purchasers and from available funds of the Purchasers.

     On June 1, 2004, the Issuer was formed as a Delaware entity. On June 16, 2004, 100 shares of Common Stock were issued to Nalco LLC, as the sole stockholder of the Issuer, at par value. Nalco LLC is currently the record owner of 90,552,258 shares of Common Stock, or approximately 63.9% of the issued and outstanding Common Stock.

ITEM 4.        PURPOSE OF TRANSACTION.
               ----------------------

     In connection with the Issuer's initial public offering (the "IPO"), which closed on November 16, 2004, the Issuer sold an aggregate of 51,111,111 shares of Common Stock to a syndicate of underwriters in a firm commitment underwritten offering, including 6,666,667 shares sold to the underwriters upon the exercise of the underwriters' over-allotment option, for aggregate net proceeds of approximately $724.5 million. The Issuer used approximately $544.6 million of the net proceeds of the IPO to pay a cash dividend to Nalco LLC and issued a stock dividend of 90,552,158 shares of Common Stock to Nalco LLC. All of the shares offered and sold in the IPO were primary shares issued and sold by the Issuer.

     In connection with the IPO, the Issuer, Nalco LLC and the Sponsors entered into the Stockholders Agreement, the terms of which are more fully described in Item 6, pursuant to which the Sponsors will be entitled to nominate a majority of the Issuer's board of directors, and will, through Nalco LLC, have the ability to effectively control the vote in any election of directors. In addition, pursuant to Lock-Up Agreements, the terms of which are more fully described in Item 6, the Purchasers and others agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after November 10, 2004. The Sponsors and Nalco LLC also have certain registration rights with respect to the shares of Common Stock held by Nalco LLC, the terms of which are more fully described in Item 6.

     As of the date hereof, the Purchasers own an aggregate of approximately 24.4% of the outstanding membership interests in Nalco LLC. The balance of the membership interests in Nalco LLC are held by Apollo, Blackstone and certain members of management of the Issuer. Because voting and dispositive decisions of Nalco LLC with respect to the Common Stock require the approval of at least two of the Sponsors, the Purchasers disclaim beneficial ownership of the Issuer's securities held by Nalco LLC. Nonetheless, the Filing Persons are voluntarily reporting an indirect beneficial interest in the Common Stock, as reflected herein.

     All of the shares of Common Stock reported herein were acquired for investment purposes. The Filing Persons review on a continuing basis the investment in the Issuer. Based on such review, the Filing Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Filing Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

     Except as described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Act, except that under the terms of the Stockholders Agreement, the terms of which are more fully described in Item 6, Nalco LLC and the Sponsors have agreed to increase the size of the board of directors of the Issuer as necessary in order to comply with Rule 10A-3 of the Act and the rules of the New York Stock Exchange.

     Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) any applicable limitations imposed on the sale of any of their Issuer securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.
               -------------------------------------

     (a) The shares of Common Stock shown as beneficially owned by the Filing Persons reflect the Filing Persons' percentage interest in the 90,552,158 shares of Common Stock held of record by Nalco LLC, based on the Filing Person's percentage interest in Nalco LLC, and excludes the balance of such shares which represent the other Sponsors' and management members' percentage interest in Nalco LLC. As described in Item 4, because voting and dispositive decisions of Nalco LLC with respect to the Common Stock of the Issuer require the approval of at least two of the Sponsors, the Filing Persons each disclaim beneficial ownership of the shares of the Issuer's Common Stock reported as beneficially owned by Nalco LLC or any of the other Sponsors, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities. The percentage of the class beneficially owned by each Filing Person is based on 141,663,369 issued and outstanding shares of Common Stock reported by the issuer on November 19, 2004.

     As of November 16, 2004, GS Group may be deemed to beneficially own an aggregate of 22,121,305 shares of Common Stock which may be deemed to be beneficially owned by the Purchasers representing in the aggregate approximately 15.6% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, Goldman Sachs may be deemed to beneficially own an aggregate of 22,121,305 shares of Common Stock which may be deemed to be beneficially owned by the Purchasers representing in the aggregate approximately 15.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     As of November 16, 2004, GS Advisors may be deemed to beneficially own the aggregate of 16,823,637 shares of Common Stock that may be deemed to be beneficially owned by GS Capital, GS Offshore and NH representing in the aggregate, approximately 11.9% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 515,578 shares of Common Stock that may be deemed to be beneficially owned by GS Germany representing in the aggregate, approximately 0.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, GS Employee 2000 may be deemed to beneficially own the aggregate of 4,782,090 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct representing in the aggregate, approximately 3.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, GS Capital may be deemed to beneficially own 12,335,073 shares of Common Stock representing in the aggregate, approximately 8.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, GS Offshore may be deemed to beneficially own 4,482,091 shares of Common Stock representing in the aggregate, approximately 3.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, GS Germany may be deemed to beneficially own 515,578 shares of Common Stock representing in the aggregate, approximately 0.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, GS Employee may be deemed to beneficially own 3,919,212 shares of Common Stock representing in the aggregate, approximately 2.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, GS Direct may be deemed to beneficially own 862,878 shares of Common Stock representing in the aggregate, approximately 0.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 16, 2004, NH may be deemed to beneficially own 6,473 shares of Common Stock representing in the aggregate, less than 0.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of securities that such Filing Person may be deemed to beneficially own as indicated above.

     (c) Except as described above, no other transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the last 60 days.

     (d) In accordance with the terms of the LLC Agreement (as defined below) and, if approved by the board of directors of Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
               ----------------------------------------

Nalco LLC Limited Liability Company Operating Agreement

     Pursuant to the Nalco LLC Limited Liability Company Operating Agreement (the "LLC Agreement"), the Sponsors have the ability to influence the management policies and control of the Issuer. The LLC Agreement (1) provides for the governance of certain of Nalco LLC's subsidiaries, including the Issuer, (2) provides specific rights to the holders of Nalco LLC's limited liability company interests with respect to those interests, such as tag-along and drag-along rights and (3) provides specific rights with respect to certain sales of capital stock of certain of Nalco LLC's subsidiaries, including the Issuer, such as transfer restrictions and registration rights.

     All significant decisions involving Nalco LLC and any voting or other rights to be exercised in respect of its direct or indirect subsidiaries require the approval of the board of directors of Nalco LLC or the Sponsor members of Nalco LLC, including the approval of directors appointed by at least two of the three Sponsors (or two of the three Sponsors as members). The board of directors of Nalco LLC currently consists of eight members, including two directors designated by each of the Sponsors. If either Blackstone or Apollo sells more than two-thirds of its current equity stake in Nalco LLC or if Goldman sells more than 51.5% of its current equity stake in Nalco LLC, that Sponsor will lose one of its two director designation rights. If either Blackstone or Apollo sells more than 90% of its current equity stake in Nalco LLC or if Goldman sells more than 85.5% of its current equity stake in Nalco LLC, that Sponsor will lose its remaining director designation right but will retain appropriate information rights and the right to designate an observer to attend Nalco LLC board meetings. If one Sponsor has the right to appoint only one director to the Nalco LLC board but the other two Sponsors continue to have the right to appoint two directors, then all Nalco LLC board decisions will require the approval of the designees of the two Sponsors that are still entitled to appoint two directors. If at least two of the Sponsors no longer have the right to appoint two directors to the Nalco LLC board, then the rule requiring approval of board designees of at least two of the Sponsors will no longer be operative. Actions by members of Nalco LLC will similarly require approval of two of the three Sponsors in those circumstances in which the relative equity ownership of Nalco LLC would require that actions be taken by director appointees of two of the three Sponsors.

     References to, and descriptions of, the LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Nalco LLC Limited Liability Company Operating Agreement filed as Exhibit 10.25 to the Issuer's Registration Statement on Form S-1, filed with the United States Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), on August 26, 2004, which is incorporated as an exhibit to this Schedule 13D.

Registration Rights Agreement

     On November 16, 2004, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with Nalco LLC and its members, including the Purchasers. Under the Registration Rights Agreement, Nalco LLC or the Sponsors, as members of Nalco LLC, have the right to request that the Issuer register the sale of shares of Common Stock held by Nalco LLC, including shares issuable upon exercise of the warrant held by Nalco LLC, and may require the Issuer to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Nalco LLC or the Sponsors have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by the members of Nalco LLC or initiated by the Issuer.

     References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 10.1 to the Issuer's Report on Form 8-K, filed with the Commission under the Securities Act on November 18, 2004, which is incorporated as an exhibit to this Schedule 13D.

Stockholders Agreement

     The Issuer, Nalco LLC and certain members of Nalco LLC controlled by the Sponsors entered into a stockholders agreement (the "Stockholders Agreement") on November 16, 2004. The Stockholders Agreement provides that the Issuer's board of directors will initially consist of eight members, which, subject to the provisions described below, may be increased to not more than ten members. Nalco LLC is entitled to designate a nominee for election to each available seat on the board of directors; provided that the eighth, ninth and tenth such nominees, who will be nominated by the board of directors, shall qualify as independent directors under the rules of the New York Stock Exchange, on which the shares of the Common Stock are traded. The board of directors may be further expanded in accordance with applicable law or New York Stock Exchange rules. The Stockholders Agreement provides that six of Nalco LLC's nominees to the board of directors (other than independent directors) will be split evenly among the Sponsors (subject to adjustment based on their holdings in Nalco LLC) with the seventh to be nominated by agreement of the Sponsors. Nalco LLC and the Sponsors have agreed to vote any shares of Common Stock held by them to elect Nalco LLC's director nominees to the Issuer's board of directors, and to approve increases to the size of the Issuer's board of directors as necessary to comply with the rules of the New York Stock Exchange and applicable law.

     If the Issuer is required by New York Stock Exchange regulations to have a majority of independent directors on its Board, upon the occurrence of any transaction whereby Nalco LLC ceases to own more than 50% of the Issuer's outstanding Common Stock, Nalco LLC will cause three directors nominated by Nalco LLC (other than independent directors) to resign from the board of directors. The board of directors will simultaneously be reduced or increased, as the case may be, in size to nine directors. The vacancies thus created will be filled by independent directors appointed by the nominating and corporate governance committee of the board of directors. Following such a transaction, for so long as Nalco LLC continues to hold more than 35% of the outstanding Common Stock it shall retain the right to designate four nominees for election to the Issuer's board of directors, subject to compliance with the New York Stock Exchange regulations, three of which shall be allocated evenly among the Sponsors with the fourth, which may be the Issuer's Chief Executive Officer, to be nominated by agreement of the Sponsors. If Nalco LLC continues to hold (1) less than 35% but at least 25% of the outstanding Common Stock, it will retain the right to designate three director nominees; (2) less than 25% but at least 15% of the outstanding Common Stock, it will retain the right to designate two director nominees; and (3) less than 15% but at least 10% of the outstanding Common Stock, it will retain the right to designate one director nominee, and in each case, Nalco LLC will cause such number of directors nominated by Nalco LLC to resign as would be necessary to make the number of remaining directors correspond with Nalco LLC's designation rights unless the Issuer's Board decides that any such directors should continue to serve on the Issuer's Board. Once Nalco LLC holds less than 10% of the outstanding Common Stock, it shall have no right to designate directors. Pursuant to the Stockholders Agreement, any Sponsor that does not have the right, through Nalco LLC, to nominate a director to the board of directors, shall have the right to nominate a non-voting observer to attend board meetings.

     To the extent permitted by applicable law, each Sponsor will have the right to include at least one director specified by such Sponsor on each of the Issuer's Board committees. If a director specified by a Sponsor is not eligible to be a member of a Board committee, such Sponsor will have the right, to the extent permitted by applicable law, to nominate an observer to attend meetings of such committee.

     References to, and descriptions of, the Stockholders Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Stockholders Agreement filed as Exhibit 10.3 to the Issuer's Report on Form 8-K, filed with the Commission under the Securities Act on November 18, 2004, which is incorporated as an exhibit to this Schedule 13D.

Lock-Up Agreements

     In connection with the consummation of the IPO, on November 10, 2004, each of the Purchasers entered into a lock-up agreement (the "Lock-Up Agreements") with the underwriters whereby such person agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 180 days from November 10, 2004, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of Goldman, Sachs & Co., with certain exceptions.

     References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Form of Lock-Up Agreement filed as Annex III(a) of Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, filed with the Commission under the Securities Act on October 25, 2004, which is incorporated as an exhibit to this Schedule 13D.

Underwriting Agreement.

     On November 10, 2004, in connection with the IPO, Goldman Sachs, as one of the representatives of the several underwriters (the "Underwriters"), together with the several underwriters, entered into an Underwriting Agreement with the Company, which provides for the purchase by the several underwriters of 44,444,444 shares of Common Stock and an additional 6,666,667 shares to be issued and sold upon exercise of an over-allotment option, which option was exercised on November 12, 2004. The initial public offering price in the IPO was $15.00 per share. Under the Underwriting Agreement, the Underwriters purchased the shares net of an underwriting discount of $0.825 per share. The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions.

     References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, filed with the Commission under the Securities Act on October 25, 2004 which is incorporated as an exhibit to this Schedule 13D.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

Exhibit 1      Joint Filing Agreement, dated as of November 24, 2004

Exhibit 2 Nalco LLC Limited Liability Company Operating Agreement, dated May 17, 2004 (incorporated herein by reference to Exhibit 10.25 to the Nalco Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 26, 2004 (file number 333-118583)).

Exhibit 3 Stockholders Agreement, dated November 16, 2004, among Nalco Holding Company and Nalco LLC and the other parties named therein (incorporated herein by reference to Exhibit 10.3 to the Nalco Holding Company Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2004 (file number 001-32342)).

Exhibit 4 Registration Rights Agreement, dated November 16, 2004, among Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Exhibit
               10.1 to the Nalco Holding Company Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2004 (file number 001-32342)).

Exhibit 5 Form of Lock-Up Agreement among Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Annex III(a) of Exhibit 1.1 to the Nalco Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 25, 2004 (file number 333-118583)).

Exhibit 6      Underwriting Agreement (incorporated herein by reference to
               Exhibit 1.1 to the Nalco Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 25, 2004 (file number 333-118583))

Exhibit 7 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.

Exhibit 8 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.

Exhibit 9 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.

Exhibit 10 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.

Exhibit 11 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.

Exhibit 12 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.

Exhibit 13 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.

Exhibit 14 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.

Exhibit 15 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.

Exhibit 16 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.

Exhibit 17 Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P.

Exhibit 18 Power of Attorney, dated as of June 24, 2004, relating to NH Acquisition LLC

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2004

                                            THE GOLDMAN SACHS GROUP, INC.

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GOLDMAN, SACHS & CO.

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GS ADVISORS 2000, L.L.C.

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GOLDMAN, SACHS & CO. OHG

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GOLDMAN, SACHS MANAGEMENT GP GMBH

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GS EMPLOYEE FUNDS 2000 GP, L.L.C.

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GS CAPITAL PARTNERS 2000, L.P.

                                            By:    /s/ Ted Chang
                                                 -------------------------------

                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GS CAPITAL PARTNERS 2000 OFFSHORE,
                                            L.P.

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GS CAPITAL PARTNERS 2000 GMBH &
                                            CO. BETEILIGUNGS KG

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GS CAPITAL PARTNERS 2000 EMPLOYEE
                                            FUND, L.P.

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GOLDMAN SACHS DIRECT INVESTMENT
                                            FUND 2000, L.P.

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            NH ACQUISITION LLC

                                            By:    /s/ Ted Chang
                                                 -------------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                 SCHEDULE I
                                 ----------

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

        Name                            Present Principal Occupation

Henry M. Paulson, Jr.         Chairman and Chief Executive Officer of The
                              Goldman Sachs Group, Inc.

Lloyd C. Blankfein            President and Chief Operating Officer of The
                              Goldman Sachs Group, Inc.

Lord Browne of Madingley      Group Chief Executive of BP plc

John H. Bryan                 Retired Chairman and Chief Executive Officer
                              of Sara Lee Corporation

Claes Dahlback                Nonexecutive Chairman of Investor AB

William W. George             Retired Chairman and Chief Executive Officer
                              of Medtronic, Inc.

James A. Johnson              Vice Chairman of Perseus, L.L.C.

Lois D.                       Vice  Chairman  of  Colgate-Palmolive Company
Juliber

Edward M. Liddy               Chairman of the Board, President and Chief
                              Executive Officer of The Allstate Corporation

Ruth J. Simmons               President of Brown University

                              SCHEDULE II-A-i
                              ---------------

     The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P. and the sole manager of NH Acquisition LLC, are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic is a citizen of France. Ulrika Werdelin is a citizen of Sweden.

        Name                   Position                  Present Principal Occupation
        ----                   --------                  ----------------------------
Richard A. Friedman        President              Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman        Vice President         Managing Director of Goldman, Sachs & Co

Terence M. O'Toole         Vice President         Managing Director of Goldman, Sachs & Co.

Henry Cornell              Vice President         Managing Director of Goldman, Sachs & Co.

Richard S. Sharp           Vice President         Managing Director of Goldman Sachs
                                                  International

Esta E. Stecher            Assistant Secretary    Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra           Vice President         Managing Director of Goldman, Sachs & Co.

Muneer A. Satter           Vice President         Managing Director of Goldman, Sachs & Co.

Steven M. Bunson           Assistant Secretary    Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli    Treasurer              Managing Director of Goldman, Sachs & Co.

David M. Weil              Assistant Treasurer    Managing Director of Goldman, Sachs & Co.

David J. Greenwald         Assistant Secretary    Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic            Vice President         Managing Director of Goldman Sachs
                                                  International

Russell E. Makowsky        Assistant Secretary    Managing Director of Goldman, Sachs & Co.

Sarah G. Smith             Assistant Treasurer    Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale        Vice President         Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor          Vice President         Managing Director of Goldman Sachs
                                                  International

Joseph P. DiSabato         Vice President         Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla        Vice President         Managing Director of Goldman, Sachs & Co.

Ben I. Adler               Vice President         Managing Director of Goldman, Sachs & Co.

Melina E. Higgins          Vice President         Managing Director of Goldman, Sachs & Co.

Adrian M. Jones            Vice President         Managing Director of Goldman, Sachs & Co.

John E. Bowman             Vice President         Vice President of Goldman, Sachs & Co.

Katherine B. Enquist       Vice President/        Managing Director of Goldman, Sachs & Co.
                           Secretary

Beverly L. O'Toole         Assistant Secretary    Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss          Vice President         Vice President of Goldman, Sachs & Co.

Matthew E. Tropp           Assistant Secretary    Associate General Counsel of Goldman, Sachs &
                                                  Co.

Mary Nee                   Vice President         Executive Director of Goldman Sachs (Asia)
                                                  L.L.C.

Ulrika Werdelin            Vice President         Executive Director of Goldman Sachs
                                                  International


                              SCHEDULE II-A-ii
                              ----------------

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Robert R. Gheewalla, and Hughes
B. Lepic is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Hughes B. Lepic is a citizen of France.

       Name                           Present Principal Occupation
       ----                           ----------------------------

Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman          Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.

Henry Cornell                Managing Director of Goldman, Sachs & Co.

Richard S. Sharp             Managing Director of Goldman Sachs International

Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.

Muneer A. Satter             Managing Director of Goldman, Sachs & Co.

Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.

Scott Kapnick                Managing Director of Goldman, Sachs & Co.

Melina E. Higgins            Managing Director of Goldman, Sachs & Co.

Ben I. Adler                 Managing Director of Goldman, Sachs & Co.

David M. Weil                Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor            Managing Director of Goldman, Sachs International

Robert R. Gheewalla          Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic              Managing Director of Goldman, Sachs  International

                              SCHEDULE II-B-i
                              ---------------

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     The executive officers and directors listed below are citizens of Germany except Wayne L. Moore, who is a citizen of the United States.

           Name                     Position                Present Principal Occupation
           ----                     --------                ----------------------------
Andreas Koernlein            Managing Director       Managing Director of Goldman, Sachs & Co. oHG

Wayne L. Moore               Managing Director       Managing Director of Goldman, Sachs & Co. oHG

Alexander C. Dibelius        Managing Director       Managing Director of Goldman, Sachs & Co. oHG

Peter Hollmann               Managing Director       Managing Director of Goldman, Sachs & Co. oHG


                              SCHEDULE II-B-ii
                              ----------------

     The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richard S. Sharp whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

     All executive officers listed below are United States citizens, except for Richard S. Sharp, who is a citizen of the United Kingdom.

            Name                      Position               Present Principal Occupation
            ----                      --------               ----------------------------
Richard A. Friedman           Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

Joseph H. Gleberman           Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

Terence M. O'Toole            Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

Richard S. Sharp              Managing Director         Managing Director of Goldman Sachs
                                                        International

Henry Cornell                 Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

David A. Viniar               Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

Esta E. Stecher               Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

Elizabeth C. Fascitelli       Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

David J. Greenwald            Managing Director         Managing Director of  Goldman, Sachs
                                                        & Co.

Sarah G. Smith                Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

Katherine B. Enquist          Managing Director         Managing Director of Goldman, Sachs &
                                                        Co.

John E. Bowman                Managing Director         Vice President of Goldman, Sachs & Co.


                               SCHEDULE II-C
                               -------------

     The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic is a citizen of France. Ulrika Werdelin is a citizen of Sweden.

           Name                    Position                Present Principal Occupation
           ----                    --------                ----------------------------
Richard A. Friedman         President               Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman         Vice President          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole          Vice President          Managing Director of Goldman, Sachs & Co.

Henry Cornell               Vice President          Managing Director of Goldman, Sachs & Co.

Richard S. Sharp            Vice President          Managing Director of Goldman Sachs
                                                    International

Esta E. Stecher             Vice President/         Managing Director of Goldman, Sachs & Co.
                            Assistant Secretary

Sanjeev K. Mehra            Vice President/         Managing Director of Goldman, Sachs & Co.
                            Treasurer

Muneer A. Satter            Vice President          Managing Director of Goldman, Sachs & Co.

Steven M. Bunson            Assistant Secretary     Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli     Vice President          Managing Director of Goldman, Sachs & Co.

David M. Weil               Assistant Treasurer     Managing Director of Goldman, Sachs & Co.

David J. Greenwald          Vice President/         Managing Director of Goldman, Sachs & Co.
                            Assistant Secretary

Hughes B. Lepic             Vice President          Managing Director of Goldman Sachs
                                                    International

Russell E. Makowsky         Assistant Secretary     Managing Director of Goldman, Sachs & Co.

Sarah G. Smith              Assistant Treasurer     Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale         Vice President          Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor           Vice President          Managing Director of Goldman Sachs
                                                    International

Joseph P. DiSabato          Vice President          Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla         Vice President          Managing Director of Goldman, Sachs & Co.

Ben I. Adler                Vice President          Managing Director of Goldman, Sachs & Co.

Melina E. Higgins           Vice President          Managing Director of Goldman, Sachs & Co.

Adrian M. Jones             Vice President          Managing Director of Goldman, Sachs & Co.

John E. Bowman              Vice President          Vice President of Goldman, Sachs & Co.

Katherine B. Enquist        Vice President/         Managing Director of Goldman, Sachs & Co.
                            Secretary

Beverly L. O'Toole          Assistant Secretary     Vice President of Goldman, Sachs & Co.

Raymond G. Matera           Vice President          Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss           Vice President          Vice President of Goldman, Sachs & Co.

Mary Nee                    Vice President          Executive Director of Goldman Sachs (Asia)
                                                    L.L.C.

Matthew E. Tropp            Assistant Secretary     Associate General Counsel of Goldman,
                                                    Sachs, & Co.

Richard J. Stingi           Vice President          Vice President of Goldman, Sachs & Co.

Ulrika Werdelin             Vice President          Executive Director of Goldman Sachs
                                                    International


                                SCHEDULE III
                                ------------

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.